Exhibit 99.9

Press Release

Total demonstrates resilience and maintains dividend

in exceptionally weak second quarter environment

	2Q20	Change vs 2Q19	1H20	Change vs 1H19

Oil price - Brent ($/b)	29.6	-57%	40.1	-39%

European gas price - NBP ($/Mbtu)	1.7	-59%	2.4	-54%

Adjusted net income (Group share)[1]

- in billions of dollars (B$)	0.13	-96%	1.91	-66%

- in dollars per share	0.02	-98%	0.68	-67%

DACF[1] (B$)	3.6	-49%	8.2	-41%

Cash Flow from operations (B$)	3.5	-44%	4.8	-52%

Net income (Group share) of -8.4 B$ in 2Q20, considering the exceptional asset impairments of 8.1 B$[2]
Net-debt-to-capital ratio of 23.6% (excl. leases impact) at June 30, 2020
Hydrocarbon production of 2,846 kboe/d in 2Q20, a decrease of 4% compared to 2Q19
Second 2020 interim dividend set at 0.66 €/share

Paris, July 30, 2020 - Total’s Board of Directors met on July 29, 2020, under the chairmanship of CEO Patrick Pouyanné to approve the Group’s second quarter 2020 financial statements. On this occasion, Patrick Pouyanné said:

« During the second quarter, the Group faced exceptional circumstances: the COVID-19 health crisis with its impact on the global economy and the oil market crisis with Brent falling sharply to 30 $/b on average, gas prices dropping to historic lows and refining margins collapsing due to weak demand.

OPEC+ production restraint, however, has contributed to the market recovery since June, with an average Brent price above 40 $/b. The discipline with which the countries implemented the quotas reduced the Group’s production by close to 100 kboe/d in the second quarter to 2.85 Mboe/d, and the Group now anticipates full-year production in the range of 2.9-2.95 Mboe/d in 2020.

Due to the significant slowdown of the European economy during the lockdown, the Group’s retail networks observed an average decrease in petroleum products demand on the order of 30% during the quarter, and the utilization rate at its European refineries fell to around 60%. However, June saw a rebound of activity in Europe to 90% of pre-crisis levels for the retail networks and 97% for its gas and electricity marketing business.

In this historically difficult context, the Group demonstrates its resilience, reporting $3.6 billion of cash flow, positive adjusted net income and a level of gearing under control. These results are driven in particular by the outperformance of trading activities, once again demonstrating the relevance of Total’s integrated model, and by the effectiveness of the action plan put in place from the start of the crisis, notably the discipline on spend.

Taking into account this resilience, the Board of Directors maintains the second interim dividend at €0.66 per share and reaffirms its sustainability in a 40 $/b Brent environment.

This quarter shows once again the quality of the Group’s portfolio with a breakeven below 25 $/b, benefiting from the strategy to focus on assets with low production costs, notably in the Middle East. Active portfolio management continues with the sale of non-operated assets in Gabon and the Lindsey refinery in the United Kingdom.

In the midst of these short-term challenges, the Group is resolutely implementing its new climate ambition, announced on May 5, 2020 with the entry into a giant offshore wind project in the North Sea as well as the acquisition in Spain of a portfolio of 2.5 million residential gas and electricity customers plus electricity generation capacity. Investments in low-carbon electricity will be close to 2 B$ and account for nearly 15% of Capex in 2020. In line with this ambition, the Group reviewed the assets that could have been qualified as “stranded assets”. The only assets concerned are the Canadian oil sands projects and the Board of Directors has decided to impair these assets in Canada for $7 billion2.»

1 Definition page 2

2 cf press release published on July 29, 2020

Highlights3

●	New Climate Ambition to achieve carbon neutrality by 2050
●	Joined the “Coalition for the Energy of the Future” with 10 major partners to accelerate the energy transition of transportation and logistics
●	Joined the “Getting to Zero Coalition” to contribute to the shipping industry’s decarbonization
●	Investment decision for the Northern Lights project in Norway for the transport and storage of CO2

●	Signed the external financing agreement for the Mozambique LNG project for $14.9 billion, the largest project financing in Africa
●	Extension of the LNG supply contract with Sonatrach for 2 Mt/y
●	Agreement with SSE Renewables to acquire a 51% stake in the 1,140 MW offshore wind project in the Scottish North Sea
●	Acquisition of EDP’s portfolio of 2.5 million residential customers and two natural gas-fired combined-cycle power plants, with a combined capacity of nearly 850 megawatts

●	Started up the second FPSO on the deep-offshore Iara field in Brazil
●	Discovery of Bashrush gas field in Egypt on North El Hammad permit
●	Third discovery (Kwaskwasi) on block 58 in Surinam
●	Sale of the portfolio of mature and non-operated assets in Gabon

●	Sale of the Lindsey refinery in the United Kingdom
●	Creation of a 50:50 JV with IndianOil to manufacture and market high-quality bitumen derivatives

●	Adoption by the Group of statutes to become a European Company

Key figures4

2Q20	1Q20	2Q19	2Q20 vs 2Q19	In millions of dollars, except effective tax rate, earnings per share and number of shares	1H20	1H19	1H20 vs 1H19

821	2,300	3,589	-77%	Adjusted net operating income from business segments	3,121	7,002	-55%

(209)	703	2,022	ns	Exploration & Production	494	3,744	-87%

326	913	429	-24%	Integrated Gas, Renewables & Power	1,239	1,021	+21%

575	382	715	-20%	Refining & Chemicals	957	1,471	-35%

129	302	423	-70%	Marketing & Services	431	766	-44%

11	658	457	-98%	Contribution of equity affiliates to adjusted net income	669	1,071	-38%

-6.8%	30.0%	33.0%		Group effective tax rate[5]	24.3%	36.9%

126	1,781	2,887	-96%	Adjusted net income (Group share)	1,907	5,646	-66%

0.02	0.66	1.05	-98%	Adjusted fully-diluted earnings per share (dollars)[6]	0.68	2.07	-67%

0.02	0.60	0.94	-98%	Adjusted fully-diluted earnings per share (euros)**	0.62	1.84	-66%

2,598	2,601	2,625	-1%	Fully-diluted weighted-average shares (millions)	2,598	2,622	-1%

(8,369)	34	2,756	ns	Net income (Group share)	(8,335)	5,867	ns

2,201	2,523	3,028	-27%	Organic investments[7]	4,724	5,811	-19%

721	1,102	402	+79%	Net acquisitions[8]	1,823	709	x2.6

2,922	3,625	3,430	-15%	Net investments[9]	6,547	6,520	-

3,148	4,016	6,707	-53%	Operating cash flow before working capital changes[10]	7,164	12,740	-44%

3,647	4,528	7,208	-49%	Operating cash flow before working capital changes w/o financial charges (DACF)[11]	8,175	13,744	-41%

3,479	1,299	6,251	-44%	Cash flow from operations	4,778	9,880	-52%

From 2019, data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

* Average €-$ exchange rate: 1.1014 in the second quarter 2020 and 1.1020 in the first half 2020.

3 Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

4 Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 12.

5 Tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

6 In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond

7 Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

8 Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 12).

9 Net investments = Organic investments + net acquisitions (see page 12).

10 Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, and effective second quarter 2019 including organic loan repayments from equity affiliates, and effective first quarter 2020 including capital gain from renewable projects sale. The inventory valuation effect is explained on page 14. The reconciliation table for different cash flow figures is on page 12.

11DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

Key figures of environment and Group production

>	Environment* – liquids and gas price realizations, refining margins

2Q20	1Q20	2Q19	2Q20 vs 2Q19		1H20	1H19	1H20 vs 1H19

29.6	50.1	68.9	-57%	Brent ($/b)	40.1	66.0	-39%

1.8	1.9	2.5	-30%	Henry Hub ($/Mbtu)	1.8	2.7	-33%

1.7	3.1	4.1	-59%	NBP ($/Mbtu)	2.4	5.2	-54%

2.1	3.6	4.9	-57%	JKM ($/Mbtu)	2.9	5.8	-50%

23.4	44.4	63.7	-63%	Average price of liquids ($/b) Consolidated subsidiaries	33.8	61.2	-45%

2.61	3.35	3.82	-32%	Average price of gas ($/Mbtu) Consolidated subsidiaries	2.99	4.16	-28%

4.40	6.32	5.69	-23%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	5.42	6.42	-16%

14.3	26.3	27.6	-48%	Variable cost margin - Refining Europe, VCM ($/t)	21.0	30.6	-31%

* The indicators are shown on page 15.

The average LNG sales price fell by 30% in the second quarter 2020 compared to the previous quarter. The share of volumes sold at spot prices increased in the second quarter 2020 compared to the first quarter of 2020 due to deferrals of LNG liftings by long-term contract buyers, while the average selling price of long-term LNG contracts LNG terms decreased by only 16% due to the delayed impact of lower oil prices.

>	Production*

2Q20	1Q20	2Q19	2Q20 vs 2Q19		1H20	1H19	1H20 vs 1H19

2,846	3,086	2,957	-4%	Hydrocarbon production (kboe/d)	2,966	2,951	-

1,315	1,448	1,407	-7%	Oil (including bitumen) (kb/d)	1,381	1,416	-2%

1,531	1,638	1,549	-1%	Gas (including condensates and associated NGL) (kboe/d)	1,584	1,535	+3%

2,846	3,086	2,957	-4%	Hydrocarbon production (kboe/d)	2,966	2,951	-

1,553	1,699	1,624	-4%	Liquids (kb/d)	1,626	1,627	-

7,045	7,560	7,309	-4%	Gas (Mcf/d)**	7,302	7,238	+1%

* Group production = EP production + iGRP production.

** 2Q19 and 1H19 data restated

Hydrocarbon production was 2,846 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2020, a decrease of 4% year-on-year, comprised of:

●	-5% due to OPEC+ quotas, notably in the United Arab Emirates, Nigeria, Angola and Kazakhstan, as well as voluntary reductions in Canada and disruptions in Libya.
●	-1% due to gas demand in the context of the pandemic.
●	+1% due to lower prices.
●	+4% due to the start-up and ramp-up of new projects, notably Culzean in the United Kingdom, Johan Sverdrup in Norway, Iara in Brazil and Tempa Rossa in Italy.
●	-3% due to the natural decline of fields.

Analysis of business segments

Integrated Gas, Renewables & Power (iGRP)

>	Liquefied natural gas (LNG) production and sales and low carbon electricity

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Hydrocarbon production for LNG	1H20	1H19	1H20 vs 1H19

520	552	559	-7%	iGRP (kboe/d)	536	538	-

66	73	73	-10%	Liquids (kb/d)	69	70	-

2,471	2,611	2,680	-8%	Gas (Mcf/d)*	2,541	2,570	-1%

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Liquefied Natural Gas in Mt	1H20	1H19	1H20 vs 1H19

10.4	9.8	8.5	+22%	Overall LNG sales	20.2	16.3	+24%

4.3	4.7	4.1	+7%	incl. Sales from equity production**	9.0	7.8	+15%

8.7	7.8	6.7	+29%	incl. Sales by Total from equity production and third party purchases	16.5	12.7	+30%

* 2Q19 and 1H19 data restated

** The Group’s equity production may be sold by Total or by the joint ventures.

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Low carbon electricity	1H20	1H19	1H20 vs 1H19

5.1	3.0	2.6	+97%	Gross renewables installed capacity (GW)*	5.1	2.6	+97%

2.9	2.9	2.4	+23%	Net low carbon power production (TWh)**	5.9	5.0	+16%

5.9	5.9	5.5	+7%	Clients gas and power - BtB and BtC (Million)*	5.9	5.5	+7%

26.7	47.8	27.4	-3%	Sales gas and power - BtB and BtC (TWh)	74.5	75.3	-1%

* Capacity at end of period.

** Solar, wind, biogas, hydroelectric and CCGT plants.

Hydrocarbon production for LNG was stable in the first half compared to last year.

Total LNG sales increased by 22% in the second quarter compared to last year, notably due to an increase in trading activities. For the first half, total sales increased by 24% year-on-year for the same reason and thanks to the ramp-up of Yamal LNG and Ichthys plus the start-up of the first two Cameron LNG trains in the US.

Gross installed renewable power generation capacity rose to 5.1 GW in the second quarter, a strong 97% increase year-on-year, notably thanks to the acquisition in India of 50% of a portfolio of more than 2 GW from the Adani Group.

The Group continues to implement its strategy to integrate along the gas and electricity chain in Europe and has seen the number of its gas and electricity customers grow during the quarter to 5.9 million, a 7% increase compared to a year ago. Sales of gas and electricity decreased by 3%, impacted by lower demand linked to the lockdown in Europe.

>	Results

2Q20	1Q20	2Q19	2Q20 vs 2Q19	In millions of dollars	1H20	1H19	1H20 vs 1H19

326	913	429	-24%	Adjusted net operating income*	1,239	1,021	+21%

(69)	248	195	ns	including income from equity affiliates	179	450	-60%

618	646	442	+40%	Organic investments	1,264	935	+35%

433	1,137	159	x2.7	Net acquisitions	1,570	559	x2.8

1,051	1,783	601	+75%	Net investments	2,834	1,494	+90%

555	852	869	-36%	Operating cash flow before working capital changes **	1,407	1,479	-5%

1,389	(489)	641	x2.2	Cash flow from operations **	900	1,533	-41%

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Adjusted net operating income for the iGRP segment was $326 million in the second quarter 2020, down 24% year-on-year and operating cash flow before working capital changes decreased by 36% in the same period to $555 million. The results are mainly due to the sharp drop in gas prices compared to the second quarter 2019.

In the first half 2020, adjusted net operating income for the iGRP segment was $1,239 million, an increase of 21% compared to last year, notably due to the strong 24% growth in LNG sales.

Exploration & Production

>	Production

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Hydrocarbon production	1H20	1H19	1H20 vs 1H19

2,326	2,534	2,398	-3%	EP (kboe/d)	2,430	2,413	+1%

1,487	1,626	1,551	-4%	Liquids (kb/d)	1,557	1,557	-

4,574	4,949	4,629	-1%	Gas (Mcf/d)	4,761	4,668	+2%

> Results
2Q20	1Q20	2Q19	2Q20 vs 2Q19	In millions of dollars, except effective tax rate	1H20	1H19	1H20 vs 1H19

(209)	703	2,022	ns	Adjusted net operating income*	494	3,744	-87%

48	390	239	-80%	including income from equity affiliates	438	452	-3%

56.6%	59.6%	39.5%		Effective tax rate**	69.6%	44.0%

1,112	1,572	1,995	-44%	Organic investments	2,684	3,953	-32%

311	(6)	204	+52%	Net acquisitions	305	242	+26%

1,423	1,566	2,199	-35%	Net investments	2,989	4,195	-29%

1,810	2,576	4,882	-63%	Operating cash flow before working capital changes ***	4,386	9,128	-52%

910	3,923	3,768	-76%	Cash flow from operations ***	4,833	7,704	-37%

* Details on adjustment items are shown in the business segment information annex to financial statements.

** Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

*** Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating loss was $209 million in the second quarter compared to adjusted net operating income of $2,022 million a year ago due to the sharp drop in oil and gas prices and lower production. Operating cash flow before working capital changes was $1,810 million in the second quarter compared to $4,882 million a year earlier for the same reasons.

Exploration & Production adjusted net operating income fell to $494 million in the first half 2020 from $3,744 million in the first half 2019 due to the sharp drop in oil and gas prices. Operating cash flow before working capital changes was $4,386 million compared to $9,128 million in the first half 2019.

Downstream (Refining & Chemicals and Marketing & Services)

>	Results

2Q20	1Q20	2Q19	2Q20 vs 2Q19	In millions of dollars	1H20	1H19	1H20 vs 1H19

704	684	1,138	-38%	Adjusted net operating income*	1,388	2,237	-38%

457	277	557	-18%	Organic investments	734	876	-16%

(20)	(30)	38	ns	Net acquisitions	(50)	(93)	ns

437	247	595	-27%	Net investments	684	783	-13%

1,488	1,064	1,432	+4%	Operating cash flow before working capital changes **	2,552	3,118	-18%

1,899	(1,582)	2,269	-16%	Cash flow from operations **	317	1,963	-84%

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Refining & Chemicals

>	Refinery and petrochemicals throughput and utilization rates

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Refinery throughput and utilization rate*	1H20	1H19	1H20 vs 1H19

1,249	1,444	1,595	-22%	Total refinery throughput (kb/d)	1,347	1,729	-22%

205	255	447	-54%	France	230	520	-56%

595	756	679	-12%	Rest of Europe	676	751	-10%

449	433	469	-4%	Rest of world	441	458	-4%

59%	69%	77%		Utlization rate based on crude only**	64%	83%

* Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year.

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Petrochemicals production and utilization rate	1H20	1H19	1H20 vs 1H19

1,391	1,386	993	+40%	Monomers* (kt)	2,778	2,386	+16%

1,193	1,202	1,127	+6%	Polymers (kt)	2,395	2,424	-1%

84%	83%	64%		Vapocracker utilization rate**	83%	75%

* Olefins.

** Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput volumes decreased by 22% in the second quarter and in the first half of 2020 year-on-year, mainly due to prolonging the planned shutdown at Feyzin in France, the decision to not restart Grandpuits after a major turnaround given the drop in demand and the shutdown of the distillation unit at the Normandy platform following an incident at the end of 2019.

Monomer production was:

●

Up by a strong 40% in the second quarter compared to a year ago. In the second quarter 2019, it was 993 kt due to planned maintenance on the steamcrackers at Daesan in South Korea and Port Arthur in the United States.

●	Up 16% in the first half for the same reasons.

Polymer production was:

●

Up 6% in the second quarter 2020 compared to a year ago. It was 1,127 kt in the second quarter 2019 due to planned maintenance of the steamcracker upstream of the polymer units at Daesan in South Korea.

●

Stable in the first half for the same reasons and taking into account the closure of the polystyrene site at El Prat in Spain and the planned maintenance at the Qatofin platform in Qatar in the first quarter 2020.

>	Results

2Q20	1Q20	2Q19	2Q20 vs 2Q19	In millions of dollars	1H20	1H19	1H20 vs 1H19

575	382	715	-20%	Adjusted net operating income*	957	1,471	-35%

302	168	353	-14%	Organic investments	470	593	-21%

(15)	(36)	(58)	ns	Net acquisitions	(51)	(182)	ns

287	132	295	-3%	Net investments	419	411	+2%

996	674	806	+24%	Operating cash flow before working capital changes **	1,670	1,910	-13%

1,080	(1,183)	1,658	-35%	Cash flow from operations **	(103)	1,120	ns

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Refining & Chemicals adjusted net operating income decreased by 20% to $575 million in the second quarter 2020 compared to a year ago. The decrease was notably due to an even more severely degraded refining margin environment in the second quarter and low plant utilization of 59%, partially offset by resilient petrochemical margins and outperformance of the trading activities.

Operating cash flow before working capital changes was $996 million in the second quarter of 2020, up 24% year-on-year for the reasons above as well as the receipt in the second quarter of the dividend from HTC.

In the first half 2020, Refining & Chemicals adjusted net operating income was $1 billion, down 35% compared to a year ago, and operating cash flow before working capital changes decreased by 13% to $1.7 billion. This decrease was notably linked to the degraded refining margin environment in the first half and to the weak plant utilization rate of 64%, partially offset by resilient petrochemical margins and very good performance of the trading activities.

Marketing & Services

>	Petroleum product sales

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Sales in kb/d*	1H20	1H19	1H20 vs 1H19
1,301	1,656	1,860	-30%	Total Marketing & Services sales	1,478	1,848	-20%

740	906	1,004	-26%	Europe	823	1,008	-18%

561	750	856	-34%	Rest of world	656	840	-22%

* Excludes trading and bulk refining sales

Petroleum product sales volumes fell by 30% in the quarter and by 20% in the first half year-on-year notably due to the impact of the lockdown on demand.

>	Results

2Q20	1Q20	2Q19	2Q20 vs 2Q19	In millions of dollars	1H20	1H19	1H20 vs 1H19

129	302	423	-70%	Adjusted net operating income*	431	766	-44%

155	109	204	-24%	Organic investments	264	283	-7%

(5)	6	96	ns	Net acquisitions	1	89	-99%

150	115	300	-50%	Net investments	265	372	-29%

492	390	626	-21%	Operating cash flow before working capital changes **	882	1,208	-27%

819	(399)	611	+34%	Cash flow from operations **	420	843	-50%

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases

Adjusted net operating income was $129 million in the second quarter 2020, a drop of 70% due to the decrease in volumes. It decreased by 44% in the first half compared to last year for the same reason.

Operating cash flow before working capital changes was $492 million in the second quarter 2020 and $882 million in the first half.

Group results

>	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

●

$821 million in the second quarter 2020, a decrease of 77% compared to a year ago due to lower Brent prices, natural gas prices and refining margins as well as the impact of the Covid-19 crisis on demand.

●	$3,121 million in the first half 2020, a decrease of 55% year-on-year for the same reasons.

>	Adjusted net income (Group share)

Adjusted net income (Group share) was:

●

$126 million in the second quarter 2020, compared to $2,887 million a year ago due to lower Brent prices, natural gas prices and refining margins as well as the impact of the Covid-19 crisis on demand.

●	$1,907 million in the first half 2020 for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of effects of changes in fair value9.

Total net income adjustments10 were -$8,495 million in the second quarter 2020, including -$8,101 million for impairments.

The effective tax rate for the Group was -6.8% in the second quarter 2020, compared to 30% in the previous quarter. The negative rate is explained by the adjusted net operating loss in Exploration & Production, which has a high tax rate, and was not offset by the positive results in the Downstream, which has a lower tax rate.

>	Adjusted fully-diluted earnings per share

Adjusted earnings per share was:

●	$0.02 in the second quarter 2020, calculated on the basis of a weighted average of 2,598 million fully-diluted shares, compared to $1.05 in the same period last year.
●	$0.68 in the first half 2020, calculated on the basis of a weighted average of 2,598 million fully-diluted shares, compared to $2.07 in the same period last year.

The number of fully-diluted shares was 2,605 million on June 30, 2020.

>	Acquisitions - asset sales

Acquisitions were:

●

$857 million in the second quarter 2020, comprised notably of finalizing the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited as well as the acquisition of interests in Blocks 20 and 21 in Angola.

●

$2.5 billion in the first half 2020, comprised of the elements above as well as the finalization of the acquisition of 37.4% of Adani Gas Limited in India and the payment for a second tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

Asset sales were:

●	$136 million in the second quarter 2020.
●

$678 million in the first half 2020, comprised notably of the sales of Block CA1 in Brunei, the Group’s interest in the Fos Cavaou regasification terminal in France, and 50% of a portfolio of solar and wind assets from Total Quadran in France.

>	Net cash flow

Net cash flow11 for the Group was:

●

$226 million in the second quarter 2020 compared to $3.3 billion a year ago due to the decrease in operating cash flow before working capital changes in the context of sharply lower oil and gas prices. It remains positive thanks to the decrease in net investments.

●

$0.6 billion in the first half 2020 compared to $6.2 billion year-on-year due to the decrease in operating cash flow before working capital changes of $5.6 billion in the context of sharply lower oil and gas prices.

9 Adjustment items shown on page 12.

10 Details shown on page 12 and in the appendix to the financial statements.

11 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

>	Profitability

The return on equity was 7.5% for the twelve months ended June 30, 2020.

In millions of dollars	July 1, 2019 June 30, 2020	April 1, 2019 March 31, 2020	July 1, 2018 June 30, 2019

Adjusted net income	8,214	11,079	13,125

Average adjusted shareholders’ equity	109,448	113,607	117,787

Return on equity (ROE)	7.5%	9.8%	11.1%

The return on average capital employed was 7% for the twelve months ended June 30, 2020.

In millions of dollars	July 1, 2019 June 30, 2020	April 1, 2019 March 31, 2020	July 1, 2018 June 30, 2019

Adjusted net operating income	10,125	13,032	15,087

Average capital employed	145,621	150,418	145,247

ROACE	7.0%	8.7%	10.4%

Total SE accounts

Net income for Total SE, the parent company, was €4,710 million in the first half 2020 compared to €6,282 million a year ago.

2020 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations

Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$

Average liquids price**	+/- 10 $/b	+/- 2.9 B$	+/- 3.3 B$

European gas price - NBP ($/Mbtu)	+/- 1 $/Mbtu	+/- 0.35 B$	+/- 0.35 B$

Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.5 B$	+/- 0.6 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2020. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 15.

** In a 60 $/b Brent environment.

Summary and outlook

Oil prices strengthened since the beginning of June, reaching around 40 $/b, benefiting from strong compliance with the OPEC+ quotas and the decline of hydrocarbon production in the United States and Canada as well as a recovery in demand.

The oil environment, however, remains volatile, given the uncertainty around the extent and speed of the global economic recovery post-Covid-19.

The Group demonstrates discipline in the implementation of its 2020 action plan:

-	Net investments below $14 billion,

-	Savings of $1 billion on operating costs compared to 2019.

Total will continue to profitably grow in low carbon electricity, particularly in renewables, with close to $2 billion of investments in 2020.

In LNG, Total anticipates significant deferred liftings in the third quarter and expects the decline in oil prices observed in the second quarter to have an impact on long-term LNG contract prices in the second half of the year.

Considering the implementation of the OPEC+ quotas and the situation in Libya, the Group now expects 2020 production to be between 2.9 Mboe/d and 2.95 Mboe/d, with a low point in the third quarter during the summer season. The ramp up of Iara’s second FPSO in Brazil will contribute to production growth in the last part of the year. In the Downstream, high inventory levels continue to weigh on refining margins and utilization rates. In Marketing, activity in Europe returned to 90% of its pre-crisis level since June and the Group anticipates that it will remain at a comparable level in the coming months.

The Group’s priority is to generate a level of cash flow that allows it to continue to invest in profitable projects, to preserve an attractive shareholder return and to maintain a strong balance sheet. To this end, the Group’s teams are focused on the four priorities of HSE, operational excellence, cost reduction and cash flow generation.

* * * * *

To listen to the presentation by CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 12:30 (London time) please log on to total.com or call +44 (0) 207 192 8338 in Europe or +1 646 741 3167 in the United States (code: 7891345). To listen to the replay, please consult the website or call +44 (0) 333 300 9785 in Europe or +1 (917) 677 7532 in the United States (code: 7891345).

* * * * *

Total contacts

Media Relations:	+33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations:	+44 (0) 207 719 7962 l ir@total.com

Operating information by segment

>	Group production (Exploration & Production + iGRP)

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Combined liquids and gas production by region (kboe/d)	1H20	1H19	1H20 vs 1H19

1,032	1,097	997	+3%	Europe and Central Asia	1,064	993	+7%

653	701	686	-5%	Africa	677	691	-2%

641	681	703	-9%	Middle East and North Africa	661	695	-5%

314	372	358	-12%	Americas	343	365	-6%

206	235	214	-4%	Asia-Pacific	220	207	+6%

2,846	3,086	2,957	-4%	Total production	2,966	2,951	-

699	753	750	-7%	includes equity affiliates	726	730	-

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Liquids production by region (kb/d)	1H20	1H19	1H20 vs 1H19

381	404	328	+16%	Europe and Central Asia	392	340	+15%

514	555	549	-6%	Africa	534	545	-2%

494	516	546	-9%	Middle East and North Africa	505	534	-5%

127	178	160	-20%	Americas	153	168	-9%

37	47	41	-10%	Asia-Pacific	42	40	+5%

1,553	1,699	1,624	-4%	Total production	1,626	1,627	-

199	214	225	-12%	includes equity affiliates	207	221	-6%

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Gas production by region (Mcf/d)	1H20	1H19	1H20 vs 1H19

3,506	3,734	3,639	-4%	Europe and Central Asia	3,620	3,532	+2%

706	746	703	-	Africa*	726	749	-3%

818	912	866	-6%	Middle East and North Africa	865	885	-2%

1,047	1,092	1,107	-5%	Americas	1,069	1,104	-3%

968	1,076	994	-3%	Asia-Pacific*	1,022	968	+6%

7,045	7,560	7,309	-4%	Total production*	7,302	7,238	+1%

2,698	2,905	2,868	-6%	includes equity affiliates*	2,802	2,762	+1%
* 2Q19 and 1H19 data restated

> Downstream (Refining & Chemicals and Marketing & Services)
2Q20	1Q20	2Q19	2Q20 vs 2Q19	Petroleum product sales by region (kb/d)	1H20	1H19	1H20 vs 1H19

1,449	1,771	2,018	-28%	Europe	1,610	2,020	-20%

463	683	751	-38%	Africa	573	705	-19%

861	766	846	+2%	Americas	814	842	-3%

433	444	536	-19%	Rest of world	439	576	-24%

3,208	3,663	4,152	-23%	Total consolidated sales	3,435	4,143	-17%

366	497	535	-32%	Includes bulk sales	432	546	-21%

1,541	1,510	1,757	-12%	Includes trading	1,525	1,749	-13%

2Q20	1Q20	2Q19	2Q20 vs 2Q19	Petrochemicals production* (kt)	1H20	1H19	1H20 vs 1H19

1,275	1,272	1,318	-3%	Europe	2,547	2,734	-7%

637	664	475	+34%	Americas	1,301	1,089	+19%

672	652	327	x2.1	Middle-East and Asia	1,324	987	+34%

* Olefins, polymers

Adjustment items to net income (Group share)

2Q20	1Q20	2Q19	In millions of dollars	1H20	1H19

(8,321)	(334)	(56)	Special items affecting net income (Group share)	(8,655)	(70)

-	-	-	Gain (loss) on asset sales	-	-

(20)	(80)	(31)	Restructuring charges	(100)	(33)

(8,101)	-	(57)	Impairments	(8,101)	(57)

(200)	(254)	32	Other	(454)	20

(94)	(1,414)	(28)	After-tax inventory effect : FIFO vs. replacement cost	(1,508)	360

(80)	1	(47)	Effect of changes in fair value	(79)	(69)

(8,495)	(1,747)	(131)	Total adjustments affecting net income	(10,242)	221

Investments - Divestments

2Q20	1Q20	2Q19	2Q20 vs 2Q19	In millions of dollars	1H20	1H19	1H20 vs 1H19

2,201	2,523	3,028	-27%	Organic investments ( a )	4,724	5,811	-19%

162	135	185	-12%	capitalized exploration	297	417	-29%

733	279	370	+98%	increase in non-current loans	1,012	500	x2

(58)	(117)	(254)	ns	repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(175)	(388)	ns

(47)	(105)	-	ns	change in debt from renewable projects (Group share)	(152)	-	ns

857	1,644	614	+40%	Acquisitions ( b )	2,501	1,284	+95%

136	542	212	-36%	Asset sales ( c )	678	575	+18%

22	61	-	ns	change in debt from renewable projects (partner share)	83	-	ns

-	-	-	ns	Other transactions with non-controlling interests ( d )	-	-	ns

2,922	3,625	3,430	-15%	Net investments ( a + b - c - d )	6,547	6,520	-

(41)	7	(99)	ns	Organic loan repayment from equity affiliates* ( e )	(34)	(99)	ns

69	166	-	ns	Change in debt from renewable projects financing ** ( f )	235	-	ns

22	24	-	ns	Capex linked to capitalized leasing contracts ( g )	46	-	ns

2,928	3,774	3,331	-12%	Cash flow used in investing activities ( a + b - c + e + f -g)	6,702	6,421	+4%

* Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

** Change in debt from renewable projects (Group share and partner share).

Cash flow

2Q20	1Q20	2Q19	2Q20 vs 2Q19	In millions of dollars	1H20	1H19	1H20 vs 1H19

3,647	4,528	7,208	-49%	Operating cash flow before working capital changes w/o financials charges (DACF)	8,175	13,744	-41%

(499)	(512)	(501)	ns	Financial charges	(1,011)	(1,004)	ns

3,148	4,016	6,707	-53%	Operating cash flow before working capital changes ( a )	7,164	12,740	-44%

431	(884)	(317)	ns	(Increase) decrease in working capital	(453)	(3,287)	ns

(42)	(1,796)	(40)	ns	Inventory effect	(1,838)	526	ns

(17)	(44)	-	ns	capital gain from renewable projects sale	(61)	-

(41)	7	(99)	ns	Organic loan repayment from equity affiliates	(34)	(99)	ns

3,479	1,299	6,251	-44%	Cash flow from operations	4,778	9,880	-52%

2,201	2,523	3,028	-27%	Organic investments ( b )	4,724	5,811	-19%

947	1,493	3,679	-74%	Free cash flow after organic investments, w/o net asset sales ( a - b )	2,440	6,929	-65%

2,922	3,625	3,430	-15%	Net investments ( c )	6,547	6,520	-

226	391	3,277	-93%	Net cash flow ( a - c )	617	6,220	-90%

Gearing ratio*

In millions of dollars	06/30/2020	03/31/2020	06/30/2019

Current borrowings	16,154	18,521	16,221

Net current financial assets	(6,159)	(6,412)	(3,110)

Net financial assets classified as held for sale	-	-	-

Non-current financial debt	61,540	48,896	45,394

Non-current financial assets	(2,431)	(1,133)	(771)

Cash and cash equivalents	(29,727)	(21,634)	(26,723)
Net debt (a)	39,377	38,238	31,011
of which leases	7,383	7,309	7,015
Shareholders’ equity - Group share	101,205	112,006	116,862

Non-controlling interests	2,334	2,428	2,362

Shareholders’ equity (b)	103,539	114,434	119,224

Net-debt-to-capital ratio = a / (a + b)	27.6%	25.0%	20.6%

Net-debt-to-capital ratio excluding leases	23.6%	21.3%	16.8%

*The net-debt-to-capital ratios include the impact of the new IFRS 16 rule, effective January 1, 2019.

Return on average capital employed

>	Twelve months ended June 30, 2020

In millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	4,259	2,607	2,489	1,318	10,125

Capital employed at 06/30/2019*	90,633	37,290	12,300	8,535	148,617

Capital employed at 06/30/2020*	79,096	43,527	12,843	8,366	142,625
ROACE	5.0%	6.5%	19.8%	15.6%	7.0%

>	Twelve months ended March 31, 2020

In millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	6,490	2,710	2,629	1,612	13,032

Capital employed at 03/31/2019*	90,051	37,235	13,153	8,255	148,463

Capital employed at 03/31/2020*	85,622	44,236	12,878	8,764	152,374
ROACE	7.4%	6.7%	20.2%	18.9%	8.7%

* At replacement cost (excluding after-tax inventory effect).

This document does not constitute the Financial Report for the first half of 2020 which will be separately published, in accordance with article L. 451-1-2 III of the French Code monétaire et financier, and will be available on the Total website total.com. This press release presents the results for the second quarter and half-year 2020 from the consolidated financial statements of TOTAL SE as of June 30, 2020. It contains information that was privileged until its release. The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the Total website total.com.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences including those due to epidemics such as Covid-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Group’s business, financial condition, including its operating income and cash flow, reputation or outlook is provided in the most recent version of the Universal Registration Document which is filed by the Company with the French Autorité des Marchés Financiers and the annual report on Form 20-F/A filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio and operating cash flow before working capital changes. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F/A, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.